SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: July 28th, 2008

FOR IMMEDIATE RELEASE

SILICOM ANNOUNCES “REDIRECTOR”
INTELLIGENT NETWORKING CARDS

– Brings Cost/Performance-Optimized Intelligent Filtering, Multi-Port
Connectivity and AutomatedBypass Capabilities to WAN Optimization and
Other Appliances –

KFAR SAVA, Israel – July 28, 2008 – Silicom Ltd. (NASDAQ and TASE: SILC) today announced its latest innovation: the Redirector line of intelligent networking adaptors. Designed in collaboration with a leading WAN optimization appliance provider, the first prototype in the line has been designed for the 10 Gbps environment, and additional versions are now in the planning stage.

The Redirector integrates intelligent filtering, multi-port connectivity and automated bypass capabilities on a single small-footprint network card, a solution that optimizes the balance between intelligent functionality, connectivity performance and cost. In typical WAN optimization applications, the use of the Redirector eliminates the need for the CPU to process up to 50% of all data packets, thereby removing a significant bottleneck to peak system performance. This is especially important in a market that is moving to 10Gbps interfaces, resulting in a much higher load of high-speed traffic on the CPU. In addition, the Redirector is designed to operate via industry-standard Intel/Broadcom drivers, minimizing the changes required in existing systems to facilitate this performance improvement.

“We are very excited to bring a new concept to the market: an all-in-one card performance enhancer that strikes the right balance between cost and functionality,” said Shaike Orbach, Silicom’s President and CEO. “From a performance standpoint, we are pleased to add intelligent filtering to our industry-leading connectivity and bypass solutions, a combination that will bring a competitive edge to WAN optimization and other appliances. From a cost perspective, we have succeeded in creating an affordable solution that can be deployed with a minimum of additional effort. As such, we believe the Redirector is a unique product that meets the needs of a large and growing market, and that it has the potential to expand and diversify our revenue base.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1-646-201-9246
E-mail: erang@silicom.co.il	E-mail : info@gkir.com